UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

─────────────

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 12, 2014

─────────────

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

─────────────

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

─────────────

(630) 623-3000
(Registrant's telephone number, including area code)

─────────────

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Grant of awards to certain named executive officers under the Cash Performance Unit Plan for the 2014-2016 performance cycle.

On February 12, 2014, the Compensation Committee (the "Committee") of the Board of Directors of McDonald's Corporation (the "Company") approved awards to executives under the Cash Performance Unit Plan ("CPUP") for the performance period from January 1, 2014 to December 31, 2016 ("2014 CPUP").

CPUP operates on a three-year cycle with a cumulative payout at the end of the cycle based on the entire performance period. Participants will not receive any payout under the 2014 CPUP until after the end of the performance period on December 31, 2016.

The performance measures that will be used to calculate 2014 CPUP payouts are:

- Consolidated three-year compounded annual growth in operating income (weighted 75%), which reflects growth in income from all company-operated and franchised restaurants.

- Three-year return on incremental invested capital (weighted 25%).

Participants will not receive any payout under 2014 CPUP unless threshold levels of both performance measures are achieved. To calculate the final payout, the amount based on the above performance measures will be adjusted by a multiplier based on the Company's cumulative total shareholder return versus the S&P 500 Index for the performance period, which may result in final payouts being increased or decreased by up to 15%.

Target 2014 CPUP awards for the Company's "named executive officers" for whom disclosure was required in the Company's most recent proxy statement are as follows:

Name	Position	Target 2014-2016 CPUP Award
Donald Thompson	President and Chief Executive Officer	$ 3,666,666
Timothy J. Fenton	Chief Operating Officer	$ 1,333,000
Peter J. Bensen	Chief Financial Officer	$ 1,150,000
Douglas Goare	President of McDonald's Europe	$ 585,000
Gloria Santona	Corporate Executive Vice President, General Counsel and Secretary	$ 415,000

The maximum final payout that each of the named executive officers can earn under the 2014 CPUP is 230% of the target award.

Award of Restricted Stock Units

On February 12, 2014, the Committee approved grants of restricted stock units ("RSUs") under the Company's 2012 Omnibus Stock Ownership Plan (the "Plan") to executives.

The RSUs cliff vest after three years, subject to a performance-based vesting condition linked to the level of compounded annual growth in diluted earnings per share ("EPS") on a cumulative basis, achieved by the Company from January 1, 2014 through December 31, 2016. The EPS target approved by the Committee for the RSUs is 6% compounded annual EPS growth on a cumulative basis. If no EPS growth is achieved, none of the RSUs will vest. If EPS growth is positive, but below this cumulative 6% target, a portion of the awards will vest in proportion to the level of EPS growth achieved, as established by the Committee.

For compensation purposes, EPS is adjusted from the measures as reported in our financial statements. Specifically, EPS is expressed in constant currencies (i.e., excluding the effects of foreign currency translation) to more accurately reflect underlying business trends. In addition, certain income and/or expense items that are not indicative of ongoing results may be excluded at the discretion of the Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: February 14, 2014

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President - Associate General Counsel
and Assistant Secretary